Exhibit 99.1

Nano Dimension Reports 2019 Fourth Quarter and Full Year 2019 Financial Results, Showing 39% Revenue Growth in 2019

Conference call to be held today at 9:00 a.m. EDT

Boca Raton, Florida, March 10, 2020 – Nano Dimension Ltd. (Nasdaq, TASE: NNDM), a leading Additively Manufactured Electronics (AME) provider, today announced financial results for the fourth quarter and full year 2019.

Nano Dimension reported revenues of $1,977,000 for the fourth quarter of 2019, and $7,070,000 for the full year 2019. The company ended the fourth quarter of 2019 with $3,894,000 in cash, while total loss for the fourth quarter was $1,381,000.

“Amit Dror, our co-Founder and previous Chief Executive Officer, led Nano Dimension to a 39% revenue increase in 2019, year-over-year. It is important to note that this was achieved predominantly through sales of the previous generation DragonFly Pro systems. Our current Dragonfly LDM, the first 24/7 AME machine, was only released in the third quarter of 2019,” said Yoav Stern, Nano Dimension’s incoming President and Chief Executive Officer. “In addition, customers of the previous ‘Pro’ have chosen to upgrade to our current ‘LDM’, and many more are in the process of doing so. The company views this as an important vote of confidence in Nano Dimension’s AME machines for fabrication of Hi Performance Electronic Devices.”

Corporate Updates

•	In order to support growth and improve customer support, Nano Dimension is changing its present Go-To-Market methodology by moving from sales through resellers to direct sales or sales through agents and representatives. The company will also directly provide its customers with application support and training, as well as maintenance and printing support activities. Some of the company’s current resellers are going to be company’s partners in leads’ generation as electronic-industry-agents and representatives.

•	As part of the efforts above, most of the Company’s 2019 sales and marketing personnel in the United States were furloughed, and most advertising and marketing expenses initiated in 2019 were stopped, in a process of redirecting the Go-To-Market approach.

•	The company is in the process of concentrating efforts mainly on the U.S. market, followed by the European and Asia Pacific markets.

•	In early February 2020, Nano Dimension raised $3.9 million in equity, and used the opportunity to convert 86% (the rest are in process) of its outstanding convertible debt into equity, simplifying the company’s capital structure.

•	Nano Dimension established its headquarters in South Florida, where the company will launch NaNoS (“Nano-Services”). By using the company’s Dragonfly LDM machines, this new Service Bureau will offer customers proof of concept and prototyping services for their advanced PCB and Hi-PED (High Performance Electronic Device) designs. Nano Dimension is in a process of recruiting U.S. management, sales and customer care personnel that will support and expand the company’s activities.

•	The first quarter of 2020 will be affected by the repercussions of the COVID-19 coronavirus, mostly due to a machines’ sale transactions with Chinese customers, which are not expected to occur this quarter. The company does not foresee its supply chain to be negatively affected by these unfortunate events.

Fourth Quarter 2019 Financial Results

●	Total revenues for the fourth quarter of 2019 were $1,977,000, compared to $1,705,000 in the fourth quarter of 2018, and $2,243,000 in the third quarter of 2019. The changes are attributed to commercial sales of the DragonFly additive manufacturing system.

●	Research and development (R&D) expenses for the fourth quarter of 2019 were $1,525,000, compared to $2,021,000 in the fourth quarter of 2018, and $2,083,000 in the third quarter of 2019. The decrease compared to the fourth quarter of 2018 resulted primarily from an expense recognized in the fourth quarter of 2018 for disposal of research and development equipment that was not in use. The decrease compared to the third quarter of 2019 was mainly attributed to a decrease in payroll and related expenses. The R&D expenses for the fourth quarter of 2019 are presented net of government grants in the amount of $24,000.

●	Sales and marketing expenses for the fourth quarter of 2019 were $1,381,000, compared to $1,220,000 in the fourth quarter of 2018, and $1,217,000 in the third quarter of 2019. The increase compared to both the fourth quarter of 2018 and the third quarter of 2019 was mainly attributed to an increase in payroll and related expenses and sales commissions.

●	General and administrative (G&A) expenses for the fourth quarter of 2019 were $881,000, compared to $685,000 in the fourth quarter of 2018, and $799,000 in the third quarter of 2019. The increase compared to both the fourth quarter of 2018 and the third quarter of 2019 is mainly attributed to an increase in professional services expenses.

●	Finance income, net, for the fourth quarter of 2019 was $1,751,000, compared to finance expense, net, of $175,000 in the fourth quarter of 2018, and finance expense, net, of $1,035,000 in the third quarter of 2019. The increase in finance income is mainly as a result of finance income of $1,886,000 that was recognized in the fourth quarter of 2019 due to changes in the fair value of convertible notes and warrants.

●	Net loss for the fourth quarter of 2019 was $1,381,000, or $0.01 per share, compared to $3,967,000, or $0.04 per share, in the fourth quarter of 2018 and $4,308,000, or $0.02 per share, in the third quarter of 2019.

Full Year 2019 Financial Results

●	Total revenues for the full year 2019 were $7,070,000, compared to $5,100,000 in 2018. The increase is due to additional sales of products during 2019.

●	R&D expenses for 2019 were $8,082,000, compared to $8,623,000 in 2018. The decrease resulted primarily from an expense recognized in 2018 for disposal of research and development equipment that was not in use. The R&D expenses for the year are presented net of government grants in the amount of $49,000.

●	Sales and marketing expenses for 2019 were $5,469,000, compared to $4,259,000 in 2018. The increase resulted primarily from an increase in payroll and related expenses, as well as marketing, commissions and advertising expenses. During 2019, the company decided to invest resources in sales and marketing activities, and accordingly increased the number of sales and marketing personnel, and invested more in marketing and advertising, and paid more sales commissions.

●	G&A expenses for 2019 were $3,270,000, compared to $3,002,000 in 2018. The increase resulted primarily from an increase in professional services expenses.

●	Finance income, net for 2019 was $6,482,000, compared to finance expense, net of $338,000 in 2018. The increase in income is primarily due to revaluation of financial liabilities and lease liabilities, fundraising expenses, and revaluation of liability in respect of government grants.

●	Net loss for the full year 2019 was $8,353,000, or $0.05 per share, compared to $15,488,000, or $0.17 per share, in 2018.

Balance Sheet Highlights

●	Cash totaled $3,894,000 as of December 31, 2019, compared to $3,753,000 on December 31, 2018. The increase compared to December 31, 2018, mainly reflects proceeds received from the sale of American Depositary Shares representing the Company’s ordinary shares in the first quarter of 2019, and from issuance of notes in the third quarter of 2019, less cash used in operations during the year ended December 31, 2019. In February 2020, Nano Dimension announced the closing of a public offering of American Depositary Shares, with total gross proceeds of $3.9 million.

●	Shareholders’ equity totaled $11,602,000 as of December 31, 2019, compared to $15,572,000 as of December 31, 2018.

Conference call information

The company will host a conference call to discuss these financial results today, March 10, 2020, at 9:00 a.m. EDT (3:00 p.m. IST). Investors interested in participating are invited to register for the conference call here: http://dpregister.com/10139954. Dial-in numbers, including a local Israeli number and instructions, will be provided upon registration. U.S. Dial-in Number: 1-844-695-5517, International Dial-in Number: 1-412-902-6751. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. The conference call will also be webcast live from the Investor Relations section of Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products, changing its Go-To-Market strategy by moving from sales through resellers to direct sales or sales through agents and representatives, providing customers with application support and training, as well as maintenance and printing support activities, converting resellers to lead-generation electronic-industry-agents and representatives, concentrating efforts mainly on the U.S. market, followed by the European and Asia Pacific markets, launching NaNoS, offering customers proof of concept and prototyping services, recruiting U.S. management, sales and customer care personnel that will support and expand the company’s activities, and that the company does not expect its supply chain to be negatively affected by COVID-19. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

Consolidated Statements of Financial Position as at

	2018(*)	2019
	Thousand USD	Thousand USD

Assets
Cash	3,753	3,894
Restricted deposits	21	31
Trade receivables	1,313	1,816
Other receivables	570	570
Inventory	3,116	3,543
Total current assets	8,773	9,854

Restricted deposits	347	377
Property plant and equipment, net	5,200	4,743
Right of use asset	-	2,673
Intangible assets	5,983	5,211
Total non-current assets	11,530	13,004
Total assets	20,303	22,858

Liabilities
Trade payables	1,414	850
Other payables	2,178	3,575
Total current liabilities	3,592	4,425

Liability in respect of government grants	895	1,044
Lease liability	-	2,089
Liability in respect of convertible notes and warrants	-	3,698
Other long-term liabilities	244	-
Total non-current liabilities	1,139	6,831
Total liabilities	4,731	11,256

Equity
Share capital	3,291	6,441
Share premium and capital reserves	63,969	65,202
Treasury shares	(1,509)	(1,509)
Presentation currency translation reserve	1,431	1,431
Accumulated loss	(51,610)	(59,963)
Total equity	15,572	11,602
Total liabilities and equity	20,303	22,858

(*) See note 2.C to the company’s 2019 financial reports regarding initial application of IFRS 16, Leases. According to the transitional method that was chosen, comparative data were not restated.

Consolidated Statements of Profit or Loss and Other Comprehensive Income

	For the Three-Month Period Ended December 31,		For the Year Ended December 31,
	2018	2019	2018	2019
	Thousand USD	Thousand USD	Thousand USD	Thousand USD

Revenues	1,705	1,977	5,100	7,070

Cost of revenues	1,378	1,129	3,594	4,312

Cost of revenues - amortization of intangible	193	193	772	772

Total cost of revenues	1,571	1,322	4,366	5,084

Gross profit	134	655	734	1,986

Research and development expenses, net	2,021	1,525	8,623	8,082

Sales and marketing expenses	1,220	1,381	4,259	5,469

General and administrative expenses	685	881	3,002	3,270

Operating loss	(3,792)	(3,132)	(15,150)	(14,835)

Finance income	-	1,842	54	8,765

Finance expense	175	91	392	2,283

Total comprehensive loss	(3,967)	(1,381)	(15,488)	(8,353)

Basic loss per share (in USD)	(0.04)	(0.01)	(0.17)	(0.05)
Basic loss per ADS (in USD)	(2.10)	(0.35)	(8.40)	(2.38)